UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **December 2010**

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Press Release; December 16, 2010;
2. Exhibit 99.2 – Notice of Meeting and Record Date

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **xxx** Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___ No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: December 16, 2010

By \s\ Gary Freeman
Gary Freeman, President/CEO/Director





Pediment and Argonaut Announce
New Meeting Dates

TORONTO, Ontario - (December 16, 2010) Argonaut Gold Inc. **(TSX:AR; "Argonaut") and Pediment Gold Corp. (TSX:PEZ and OTCBB:PEZGF; "Pediment")** announce that, further to their November 22, 2010 announcement of the extension of the deadline for the completion of their business combination transaction from December 23, 2010 to January 31, 2011, the meetings of Argonaut and Pediment shareholders to approve the transaction have now been rescheduled to take place on January 24, 2011. The extension of the completion deadline was implemented to allow Pediment and Argonaut time to investigate proposed amendments to the local environmental laws in the State of Baja California Sur, Mexico the ("BCS") which, if implemented, could adversely affect Pediment's ability to secure a building licence for the development of its San Antonio Project as currently envisioned.

Based on the information received to date, the parties understand that the legislation, as originally proposed, has not been approved by the Governor and the Governor has stated publicly that it will not be approved in its current form**.** The current sitting of the BCS legislature has now ended. The legislature is not expected to resume sitting until March 2011, at which time new members and a new Governor will be sworn in following elections. There can be no certainty with respect to future legislative action, however, Pediment and Argonaut have held meetings with a variety of local stakeholders and legislators and believe there is broad opposition to the proposed legislation and support for the San Antonio Project.

The Toronto Stock Exchange has not reviewed or accepted responsibility for the adequacy or accuracy of this news release.

Forward Looking Information

This news release contains forward looking statements of Argonaut and Pediment, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation. Forward-looking statements are statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Pediment by Argonaut, the proposed amendments to the laws affecting mining projects in Mexico and the likely impact of those proposed amendments on Pediment's business and prospects. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Argonaut's or Pediment's expectation are in the documents filed by Argonaut and Pediment, respectively, from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. Other than as required by applicable securities legislation, Argonaut and Pediment disclaim any intention and assumes no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Exhibit 99.2

 **Bull, Housser & Tupper LLP**

3000 Royal Centre . PO Box 11130
1055 West Georgia Street
Vancouver . BC . Canada . V6E 3R3
Phone 604.687.6575 Fax 604.641.4949
www.bht.com

Reply Attention of:	David M. Hunter
Direct Phone:	604.641.4963
Direct Fax:	604.646.2634
E-mail:	dmh@bht.com
Our File:	07-2822
Date:	December 9, 2010

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Attention: Statutory Filings

Dear Sirs/Mesdames:

Re: Notice of Record Date Under National Instrument 54-101

In accordance with National Instrument 54-101, we hereby give you notice of a meeting of the shareholders for the under-mentioned issuer:

Issuer:	Pediment Gold Corp.
Security Description:	Common shares
CUSIP #:	70532W109
Meeting Type:	Special
Record Date for Notice & Voting:	Tuesday, December 14, 2010
Beneficial Ownership Determination Date:	Tuesday, December 14, 2010
Meeting Date:	Monday, January 24, 2011

Yours truly,

Bull, Housser & Tupper LLP

"David M. Hunter"

David M. Hunter

dmh/hmb/2641224

Copy to: Securities Commissions for each of: Saskatchewan, Manitoba, Nova Scotia and Newfoundland;
Registrar of Securities for each of: Prince Edward Island, Government of the Yukon Territory and
Nunavut Territory; Office of the Administrator – New Brunswick; Securities Registry – Government of
the Northwest Territories; Autorité des marchés financiers